UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Osiris Media Corp.

Legal status of issuer

> **Form**
> C-Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> 11/07/2017

Physical address of issuer
3300 13th Street NE, Washington, DC, 20017, USA

Website of issuer
https://www.osirispod.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$750,000

Deadline to reach the target offering amount
June 7, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$18,803	N/A
Cash & Cash Equivalents	$3,803	N/A
Accounts Receivable	$5,000	N/A
Short-term Debt	$3,585	N/A
Long-term Debt	$50,000	N/A
Revenues/Sales	$8,676	N/A
Cost of Goods Sold	($26,373)	N/A
Taxes Paid	N/A	N/A
Net Income	($35,782)	N/A

The above reflects the consolidated financials of Osiris Media Corp.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
June 7, 2019

Osiris Media Corp.



Up to $750,000 of Crowd Notes

Osiris Media Corp. ("Osiris", the "Company," "we," "us", or "our"), is offering up to $750,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by June 7, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $150,000 under the Combined Offerings (the "Closing Amount") by June 7, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $750,000 (the "Maximum Amount") on a first come, first served basis. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $750,000 (the "Maximum Amount") on a first come, first served basis. Investors who completed the subscription process by May 31, 2019, will be permitted to increase their investment at any time on or before June 7, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after May 31, 2019. If the Company reaches its Closing Amount prior to May 31, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://www.osirispod.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/osiris.media

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Osiris Media Corp. is a Delaware C-Corporation, formed on 11/07/2017.

The Company is located at 3300 13th Street NE, Washington, DC, 20017, USA.

The Company's website is https://www.osirispod.com/.

_____

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/osiris.media and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$750,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$1,000
Offering deadline	June 7, 2019
Use of proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on pages 10, 14, 18 and 19.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The podcast market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on their business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company's cash position is relatively weak. The Company currently has only $3,560.09 in cash balances as of 03/29/2019. This equates to about 3 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, initiate payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company have not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive podcast space. Additionally, the product may be in a market where customers will not have brand loyalty.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors and consultants of other companies. These other companies may have interests in conflict with the Company.

The Company does not have an employment contract in place with Randall James Bee II or Thomas Marshall, the founders. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Randall James Bee II or Thomas Marshall were to leave Osiris Media Corp., the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company did not file 2017 taxes and has filed an extension for its 2018 taxes, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalty and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The Company has conducted transactions with related parties. From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Thomas Marshall and RJ Bee have revenue share agreements with the Company for advertisement revenue their podcasts earn for the Company. The Company will share 70% of the revenue with these individuals under the agreements. Thomas Marshall and RJ Bee are members of the Company's management team.

The Company uses one-off, manual payment methods, such as PayPal and Venmo to disburse ad revenue. Such a process may indicate a lack of proper and effective internal controls, disclosure controls, and/or corporate governance procedures with respect to the payment of vendors and its accounting. Payments through these methods include payments to related parties. Such processes are prone to error, and may lack the necessary oversight and auditing to ensure compliance with payroll, taxation, and other regulations. If the Company fails to implement effective controls and procedures, its ability to operate could be substantially impaired.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has not filed a Form D for its previous offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

You may be subject to a different valuation cap from other investors in this Offering. The Company has an evaluated valuation cap of $2,500,000. However, investors that invest earlier in the Offering may be rewarded with a lower valuation cap. Investors that have their subscription received no later than April 19, 2019 will be issued Tier 1 Notes, which have a valuation cap of $2,000,000. Investors that have their subscription received after April 19, 2019, but no later than May 3, 2019 will be issued Tier 2 Notes, which have a valuation cap of $2,250,000. Investors that have their subscription received after May 3, 2019 will be issued Tier 3 Notes, which have the evaluated valuation cap of $2,500,000. Investors that invest earlier in the Offering are rewarded with a lower valuation cap, and their notes may therefore convert at a lower price. Investments made by SI Selections Fund I, L.P. and through the SeedInvest Auto Invest program will always deemed Tier 1 Notes, regardless of the date the subscription was received. Other than the differences in the valuation cap described herein, there are no other differences between Tier 1 Notes, Tier 2 Notes, and Tier 3 Notes.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the applicable valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on the applicable valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on the applicable valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below any of the valuation caps, so you should not view any of the valuation caps as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 92.4% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Today people are bombarded with content, but we believe many people are not finding authentic connections with the topics they care about. And many companies are having a harder time forming relationships with targeted consumers.

As ESPN provided passionate sports fans with a way to connect more deeply with their interests, Osiris is looking to do the same with music and culture. With audio podcasts, video, and live events, we are creating commentary and experiences for music fans to delight and inform—while helping companies connect with a difficult to reach demographic in an authentic way.

Over the past year, we've grown to almost 30 podcasts, and have generated more than 1.7 million downloads across the network.

The podcast industry is growing in impressive ways. The recent acquisition of Gimlet Media by Spotify was one of the biggest deals in the podcasting industry to date, and shows that many big players are seeing the potential in podcasting. And advertisers also see this potential—in 2017, there was $314 million in podcast ad revenue, which was an 86% increase from 2016.

We've built a lot of momentum, and will be focusing our attention and resources on expanding our original, limited-series podcasts with high-profile musicians, while helping our current podcasts grow. We will also invest more time and resources in video and live events, to give fans content that is inspiring and engaging.

Business Plan
What We Do

Our products are unique experiences, delivered via audio podcasts, video, and interactive live events. We bring people closer to the music and topics they're passionate about, whether that's the Grateful Dead, classic rock, or craft beer.

When we launched in 2018, we had 12 podcasts. Now we have nearly 30, averaging at about 150,000 downloads per month. We have podcasts that focus on bands like Phish and the Grateful Dead, interview shows that talk to artists across the musical spectrum, and culture podcasts that discuss parenting, health, art, and more.

To give passionate fans more of an opportunity to engage with music they love, we have produced "Couch Report" videos, where we provide analysis before and after concerts. We've also held several live events, including interviews with artists at existing festivals, concerts, and live podcast recordings.
Audience

Our audience is made up of passionate, educated, and well-off fans:

- 50% listen to 4+ hours of podcasts per week
- 75% have at least a Bachelor's Degree
- 43% have a household income of $100K+
- 76% are aged 25-44
- 50% have bought something after hearing a podcast ad

Customers

Our customers are brands that are trying to reach increasingly difficult-to-reach audiences (young, highly educated, high household income). They pay us to deliver ads on our network read by the voice of the hosts, so they are trustworthy sources of information for the listeners. With promotional codes and deals, the advertiser can form meaningful relationships with our users, who are part of a very targeted and important demographic.

How We Make Money

- CPM based advertising (100% of current revenue)
- Podcast sponsorship (Q3 2019)
- Content creation for corporate partners (Q3 2019)
- Video advertising/sponsorships (Q3 2019)
- Event tickets/sponsorships (Q3 2019)

Our Competitive Edge

Osiris is one of the first to market with a podcast network that focuses on the genres we've started with, including "jam bands" and associated genres (such as indie rock, bluegrass, folk, and classic rock). We believe that these genres are a great way to start building this broader network, as these music fans are passionate and engaged. Moving into video and events further expands our reach and solidifies our market position. Our vision is to expand to cover all genres, and with our listener and advertiser footprint, we are in a good position to maintain this advantage.

We also have a co-founder with a deep history in music, with Tom as a lyricist for Phish. Tom has a unique position in the music community, and has his own brand and network that has been instrumental in helping us grow so quickly. Moving forward, we would identify more people like Tom in other genres to help us expand and grow.
Lastly, we have additional high-profile members of our network who bring their own audiences—including Bob Crawford of The Avett Brothers, Geoff Rickly of Thursday, comedian Mike Finoia, and others.

Our 2019 Product Roadmap

1. Create original, limited-series podcasts with high-profile music and culture personalities (like Jim James of My Morning Jacket and Mike Gordon of Phish) and acquire podcasts focused on bands/genres with passionate fanbases
2. Establish partnerships in media (Rolling Stone), content distribution (Spotify), and music (Red Light Management)
3. Explore verticals where advertiser and audience interest intersect (like cannabis and local music)
4. Use video to drive traffic to our podcasts and engage music fans with a weekly news show and original series
5. Hold events that engage fans in contests, games, and interviews with artists

This product roadmap is a management estimate and is subject to risks and uncertainties. Osiris is currently in discussions with or planning to engage the above opportunities.

The Company's Products and/or Services

Product / Service	Description	Current Market
Media Company	A network of music and culture podcasts	Podcast creators, listeners, and advertisers

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry

segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our audience is made up of passionate, educated, and well-off fans of podcasts and music. Our customers are brands that are trying to reach increasingly difficult-to-reach audiences (young, highly educated, high household income). They pay us to deliver ads on our network read by the voice of the hosts, so they are trustworthy sources of information for the listeners. With promotional codes and deals, the advertiser can form meaningful relationships with our users, who are part of a very targeted and important demographic.

Intellectual Property

None.

Litigation

None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 14.17% of the proceeds, or $21,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Marketing, Sales, and Partnerships	35%	35%	35%
Content Development and Acquisition	25%	25%	25%
Community Growth and Management	20%	20%	20%
G&A	20%	20%	20%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Randall James Bee II	Co-Founder, CEO (November 2017 - present)	Co-Founder, CEO (November 2017 - - present): Guides overall company direction, including financial, strategic, content, marketing, and sales
Thomas Marshall	Co-Founder, Chief Operating	Co-Founder, Chief Operating

	Officer (November 2017 - present)	Officer (November 2017 - present): Guides day-to-day operations and leads content development and acquisition strategy

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Washington D.C. and New Jersey.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	1,000,000	YES	N/A	92.4%	N/A
Unissued Option Pool	82,350	N/A	If issued and exercised	0%	N/A

The Company has issued the following outstanding Debt:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
SAFE Note	Steven Eisenstadt	$25,000	N/A	N/A	N/A	N/A	Valuation Cap: $6,000,000 Discount rate: 30%
SAFE Note	Suitless, Inc.	$25,000	N/A	N/A	N/A	N/A	Valuation Cap: $6,000,000 Discount rate: 30%

During the year ended December 31, 2018, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non   holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price   based anti dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2018, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2018, the Company had $50,000 of SAFE obligations outstanding, with a valuation cap of $6,000,000.

Upon conversion, the equity will be issued at a discount rate of 30%.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2018, are both consistent with the proceeds received at issuance and therefore there is no mark to market fair value adjustments required or reflected in income for the year ended December 31, 2018.

Ownership
A majority of the Company is owned by the founders, Randall James Bee II and Thomas Marshall.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Randall James Bee II	Common Stock	46.2%
Thomas Marshall	Common Stock	46.2%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Osiris Media, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is a media company that produces podcasts.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. The Company plans to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of their business strategy. The Offering proceeds will have a beneficial effect on their liquidity, as they have approximately $3,560.09 in cash on hand as of March 29, 2019, which will be augmented by the Offering proceeds and used to execute their business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
SAFE Note	2018	Regulation D, 506(b)	SAFE Preferred Stock	$25,000	Marketing, content creation, operations, sales, community management
SAFE Note	2018	Regulation D, 506(b)	SAFE Preferred Stock	$25,000	Marketing, content creation, operations, sales, community management

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to the applicable valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to the applicable valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $150,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock
None.

Dilution

Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Thomas Marshall and RJ Bree have revenue share agreements with the Company for advertisement revenue their podcasts earn for the Company. The Company will share 70% of the revenue with these individuals under the agreements. Thomas Marshall and RJ Bree are members of the Company's management team.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable..

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/
_____
(Signature)

Randall James Bee II
_____
(Name)

Founder, CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/
_____
(Signature)

Randall James Bee II
_____
(Name)

CEO, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer
_____
(Title)

4/5/2019
_____
(Date)

/s/
_____
(Signature)

Thomas Marshall
_____
(Name)

COO, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer
_____
(Title)

4/5/2019
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

OSIRIS MEDIA CORP.

Reviewed Financial Statements For The Year Ended December 31, 2018

April 1, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Osiris Media, Inc.
Washington, DC

We have reviewed the accompanying financial statements of Osiris Media Corp. (a corporation), which comprise the balance sheet as of December 31, 2018, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform pro-cedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 1, 2019

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

OSIRIS MEDIA CORP.
BALANCE SHEET
DECEMBER 31, 2018
_____

ASSETS

CURRENT ASSETS		
Cash	$	3,803
Accounts Receivable		5,000
Pre-Paid Expenses		10,000
TOTAL CURRENT ASSETS		18,803
TOTAL ASSETS		18,803

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	3,585
TOTAL CURRENT LIABILITIES	3,585
NON-CURRENT LIABILITIES	
SAFE Financing	50,000
TOTAL LIABILITIES	53,585
SHAREHOLDERS' EQUITY	
Common Stock (10,000,000 shares authorized; 1,000,000 outstanding; $.001 par value)	1,000
Retained Earnings (Deficit)	(35,782)
TOTAL SHAREHOLDERS' EQUITY	(34,782)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 18,803

OSIRIS MEDIA CORP.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2018

Operating Income	
Sales, Net	$ 8,676
Cost of Goods Sold	(26,373)
Gross Profit	(17,696)
Operating Expense	
General & Administrative	8,399
Professional & Legal	5,000
Selling & Marketing	4,687
	18,086
Net Income	$ (35,782)

Reviewed- See accompanying notes.

OSIRIS MEDIA CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(35,782)
Change in Accounts Payable		3,585
Change in Accounts Receivable		(5,000)
Change in Pre-Paid Expenses		(10,000)
Net Cash Flows From Operating Activities		(47,197)
Cash Flows From Financing Activities		
Change Safe Financing		50,000
Change Common Stock		1,000
Net Cash Flows From Investing Activities		51,000
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		3,803
Cash at End of Period	$	3,803

OSIRIS MEDIA CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018
_____

Beginning Balance	$ -
Issuance of Common Stock	1,000
Net Income	(35,782)
Ending Balance	$ (34,782)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Osiris Media Corp. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is a media company that produces podcasts.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP".

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Advertising

The Company records advertising expenses in the year incurred.

Related Party Transactions

Thomas Marshall and RJ Bee have revenue share agreements with the Company for advertisement revenue their podcasts earn for the Company. The Company will share 70% of the revenue with these individuals under the agreements. Thomas Marshall and RJ Bee are members of the Company's management team.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740". Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Under current law, net operating losses may be carried forward indefinitely. The Company's federal tax filings for 2018 will remain subject to review by the Internal Revenue Service for three years from the date filed or the original due date, whichever is later.

The Company is subject to franchise filing requirements in the State of Delaware. The Company's tax filings in the State of Delaware for 2018 will remain subject to review by that State for three years from the date filed or the original due date, whichever is later.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of this pronouncement had not material impact on the financial statements.

NOTE C- DEBT

During the year ended December 31, 2018, the Company issued Simple Agreements for Future Equity ("SAFE". The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1 the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2 a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements, the investor will, at their option, either (i receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount" or (ii automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price" (as defined in the SAFE agreements. If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements, the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i the issuance of shares to the investor pursuant to an equity financing event or (ii the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2018, no *SAFE* agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2018, the Company had $50,000 of SAFE obligations outstanding, with a valuation cap of $6,000,000.

Upon conversion, the equity will be issued at a discount rate of 30%.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity, which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2018, are both consistent with the proceeds received at issuance and therefore there is no mark-to-market fair value adjustments required or reflected in income for the year ended December 31, 2018.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 1, 2019, the date that the financial statements were available to be issued.

EXHIBIT C
PDF of SI Website



OSIRIS

This presentation contains offering materials prepared solely by Osiris Media Corp.
Securities, and not subject to FINRA Rule 2210. In addition, this presentation may
statements and information relating to, among other things, the company, its business
industry. These statements reflect management's current views with respect to future
currently available and are subject to risks and uncertainties that could cause the
differ materially. Investors are cautioned not to place undue reliance on these
are meant for illustrative purposes and they do not represent guarantees of future
performance, or achievements, all of which cannot be made. Moreover, no person nor any
assumes responsibility for the accuracy and completeness of forward-looking statements,
update any such statements to conform them to actual results.

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Media platform creating experiences for passionate fans of music and culture

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$1,000	$2,500,000	Crowd Note
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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Osiris Media is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Osiris Media without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- 1.7 million podcast downloads in the past year
- 83% user growth over past year
- Advertisers include Ben & Jerry's, KushCo, and CashorTrade
- Advised by Andy Weissman of Union Square Ventures & Steve Martocci of GroupMe and Splice
- Co-founded by Tom Marshall, primary external lyricist for the band Phish

Fundraise Highlights

- Total Round Size: US $750,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note (SWIFT)
- Target Minimum Raise Amount: US $150,000
- Offering Type: Side by Side Offering

Tiered Valuation Cap

- Valuation Cap: US $ before Apr 20, 2019
- Valuation Cap Schedule: See Full Schedule

Osiris is creating and curating music and culture podcasts for passionate fans and helping like-minded advertisers get in front of engaged customers.

Today people are bombarded with content, but we believe many people are not finding authentic connections with the topics they care about. And many companies are having a harder time forming relationships with targeted consumers.

As ESPN provided passionate sports fans with a way to connect more deeply with their interests, Osiris is looking to do the same with music and culture. With audio podcasts, video, and live events, we are creating commentary and experiences for music fans to delight and inform—while helping companies connect with a difficult to reach demographic in an authentic way.

Over the past year, we've grown to almost 30 podcasts, and have generated more than 1.7 million downloads across the network.

PROFILE MENU

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The podcast industry is growing in impressive ways. The recent acquisition of Gimlet Media by Spotify was one of the biggest deals in the podcasting industry to date, and shows that many big players are seeing the potential in podcasting. And advertisers also see this potential—in 2017, there was $314 million in podcast ad revenue, which was an 86% increase from 2016.

We've built a lot of momentum, and will be focusing our attention and resources on expanding our original, limited-series podcasts with high-profile musicians, while helping our current podcasts grow. We will also invest more time and resources in video and live events, to give fans content that is inspiring and engaging.

Product & Service

What We Do

Our products are **unique experiences**, delivered via audio podcasts, video, and interactive live events. We bring people closer to the music and topics they're passionate about, whether that's the Grateful Dead, classic rock, or craft beer.

When we launched in 2018, we had 12 podcasts. Now we have nearly 30, averaging at about 150,000 downloads per month. We have podcasts that focus on bands like Phish and the Grateful Dead, interview shows that talk to artists across the musical spectrum, and culture podcasts that discuss parenting, health, art, and more.

To give passionate fans more of an opportunity to engage with music they love, we have produced "Couch Report" videos, where we provide analysis before and after concerts. We've also held several live events, including interviews with artists at existing festivals, concerts, and live podcast recordings.

Audience

Our audience is made up of passionate, educated, and well-off fans:

- 50% listen to 4+ hours of podcasts per week
- 75% have at least a Bachelor's Degree
- 43% have a household income of $100K+
- 76% are aged 25-44
- 50% have bought something after hearing a podcast ad

Customers

Our customers are brands that are trying to reach increasingly difficult-to-reach audiences (young, highly educated, high household income). They pay us to deliver ads on our network read by the voice of the hosts, so they are trustworthy sources of information for the listeners. With promotional codes and deals, the advertiser can form meaningful relationships with our users, who are part of a very targeted and important demographic.

How We Make Money

- CPM based advertising (100% of current revenue)
- Podcast sponsorship (Q3 2019)
- Content creation for corporate partners (Q3 2019)
- Video advertising/sponsorships (Q3 2019)
- Event tickets/sponsorships (Q3 2019)

Our Competitive Edge

Osiris is one of the first to market with a podcast network that focuses on the genres we've started with, including "jam bands" and associated genres (such as indie rock, bluegrass, folk, and classic rock). We believe that these genres are a great way to start building this broader network, as these music fans are passionate and engaged. Moving into video and events further expands our reach and solidifies our market position. Our vision is to expand to cover all genres, and with our listener and advertiser footprint, we are in a good position to maintain this advantage.

We also have a co-founder with a deep history in music, with Tom as a lyricist for Phish. Tom has a unique position in the music community, and has his own brand and network that has been instrumental in helping us grow so quickly. Moving forward, we would identify more people like Tom in other genres to help us expand and grow.

Lastly, we have additional high-profile members of our network who bring their own audiences—including Bob Crawford of The Avett Brothers, Geoff Rickly of Thursday, comedian Mike Finoia, and others.

Our 2019 Product Roadmap

1. Create original, limited-series podcasts with high-profile music and culture personalities (like Jim James of My Morning Jacket and Mike Gordon of Phish) and acquire podcasts focused on bands/genres with passionate fanbases
2. Establish partnerships in media (Rolling Stone), content distribution (Spotify), and music (Red Light Management)
3. Explore verticals where advertiser and audience interest intersect (like cannabis and local music)
4. Use video to drive traffic to our podcasts and engage music fans with a weekly news show and original series
5. Hold events that engage fans in contests, games, and interviews with artists

This product roadmap is a management estimate and is subject to risks and uncertainties. Osiris is currently in discussions with or planning to engage the above opportunities.

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OSIRIS MEDIA

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Term Sheet

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Osiris Media Overview

HF Pod Live - Phish 10.21.18.
A live podcast recording we recorded in Hampton, Virginia on October 21, 2018.

Media Mentions

Team Story

Co-founders Tom Marshall and RJ Bee both had podcasts about their favorite band, Phish. When they met, they both thought about how they could bring more music conversation and commentary to more people, and how they could spend more time thinking and talking about music. Their passion is what helps drive and grow Osiris.

Tom is an experienced entrepreneur, and he also brought his industry expertise and network to the venture. RJ had spent the past 10 years building a communications firm, and brought operational and marketing expertise. They joined forces and brought in a few key advisors, including Steve Martocci, founder of GroupMe and Splice, and Andy Weissman of Union Square Ventures.

Tom and RJ started with 12 podcasts focused on music and culture, and quickly grew it to expand to other kinds of music and cultural topics.

Fun fact: The name Osiris is taken from a line in "Guelah Papyrus," a Phish song that's among the more than 100 that Tom has written with Phish guitarist Trey Anastasio.

Founders and Officers



Rj Bee
CEO

RJ Bee, co-founder and CEO of Osiris, has a background in business and communications. He has channeled his lifelong passion for music into the Helping Friendly Podcast, which he co-founded in 2013. As CEO, RJ is responsible for leading and growing Osiris. He brings expertise in strategic growth, HR, marketing and finance, most recently as SVP at Hattaway Communications.



Tom Marshall
COO

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Tom is the primary external lyricist and songwriter for the band Phish, with many songs to his name. Tom also has a technical background and a degree in computer science. Tom's IT career began in large corporations, but he now spends his time working with startups. He recently completed the sale of his company LyrikMachine to an Atlanta-based entertainment company. Tom is now a successful music podcaster, having launched Under The Scales in November 2016 and achieving more than a million downloads in the first season.

Notable Advisors & Investors



Andy Weissman
Advisor, Partner, Union Square Ventures



Steve Martocci
Advisor, CEO, Splice



Andrew Sparkler
Advisor, SVP, Downtown Music



Chris Pandolfi
Advisor, The Infamous Stringdusters



Macon Phillips
Advisor, CDO, CARE



Peter Mellen
Advisor, Entrepreneur in Residence, Georgetown University



Jon Gutwillig
Advisor, The Disco Biscuits



Felicia dAmbrosio
Advisor, Partner, Federal Donuts

Q&A with the Founder

Q: Can you describe your typical customer?
Osiris Media:

A typical customer is a brand that has a product to sell or a campaign to launch and wants to reach an engaged, targeted demographic of music fans and people who engage with live music culture. Examples include food and beverage companies like Ben & Jerry's, cannabis companies like KushCo, alcohol companies like Diageo, and ticketing companies like CashorTrade.
A typical user is a passionate music fan who is trying to learn more about his or her favorite band or genre. This could be a lifelong Grateful Dead fan who is looking for more authentic connections with other fans, to discuss the music that they love. They may hear about Brokedown Podcast through a Facebook group, a friend, or a media publication they read. They go to the Osiris site and discover more podcasts targeted to their interests.

PROFILE MENU

Q: What are barriers to entry that would prevent others from entering your space or replicating what you do?

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Osiris Media:

To build a successful podcast network, first and foremost you need great content. That takes production experience and expertise, connections to high-profile guests and a community of supportive allies that can help podcasts grow. You also need advertiser relationships that develop over time to form a stable revenue base. We also have the people and networks mentioned above that would be difficult to replicate.

Q: What is the regulatory landscape of your market like, and what are the regulations you must comply with, and how do you comply with those regulations?

Osiris Media:

As a music-focused network, we have to comply with music trademarks and copyrights. At this point in time, there is not a standard framework for podcast-based music licensing. We work directly with artists, management companies and record labels to obtain licenses we need to use music in our podcasts.

Q: What is your strategy to scale post-raise, including your product and business roadmap?

Osiris Media:

Below is a summary of the product and business roadmap post-raise. We will continue to grow as a media company and focus on ways to serve our listeners and users.

Customer growth. This is our #1 priority in 2019. We have a newly finished Media Kit and have dispatched affiliates, our team, and our Advertising Strategist to reach out to potential advertisers. We are continuing to push advertising opportunities with 1 media partner and 2 podcast ad buying firms. We will be hiring a Sales Director post-raise.

Website. We have not yet used our website for ads and have not optimized for SEO. We also have an opportunity to look at how to keep more people on the Osiris website to watch videos, listen to podcasts, buy merchandise, and see ads from other companies. We'll be spending time on that in 2019.

Marketing. For all of the content below, we will be using our email list, social media, media partnerships, and direct outreach to music and culture journalists to ensure that there is a steady flow of information about Osiris reaching current and potential fans. We also will continue to communicate our intention to move into other genres of music, and will be hiring a Director of Marketing and Communications post-raise.

Content/Hiring. Across all of our mediums, our goal is to secure 1,000,000 monthly downloads and a monthly gross revenue of $150,000 by the end of 2019. To get there, we aim to:

1. Create original, limited-series podcasts with high-profile music and culture personalities (like Jim James of My Morning Jacket and Mike Gordon of Phish) and acquire podcasts focused on bands/genres with passionate fanbases. We will hire a Production Director and a Production Assistant, post-raise.
2. Establish more partnerships in media (Rolling Stone), content distribution (Spotify) and music (Red Light Management).
3. Explore verticals where advertiser and audience interest intersect (like cannabis and local music).
4. Improve user experience through additional surveys to assess needs and software or platforms to help (website, app).
5. Use video to drive traffic to our podcasts and to engage music fans—we just launched The Drop, a weekly music news show, and will expand our Couch Reports to other bands like Dead & Company, Umphrey's McGee, Disco Biscuits, Avett Brothers and more; and create more real-time video about music news
6. Hold more events that engage fans in contests, games and interviews with artists—including "Evening with Osiris" series across the country with prominent musicians that will allow us to combine the intimate medium of podcasting with the appeal of people's favorite musicians; more live podcast recordings; and events that bring fans together at music festivals and events

Q: Can you summarize your business model?

Osiris Media:

Our revenue model is based on several lines of revenue:

- CPM based advertising, where advertisers buy a certain number of downloads from across our podcasts
- Podcast sponsorship, where a company sponsors an entire episode or season of a podcast
- Content creation for corporate partners, where we create new content for a company
- Video advertising/sponsorships, where companies' logos and branding are featured on videos
- Event tickets/sponsorships, where companies' logos and branding are featured at events

Read more answers from the founder ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $750,000
Minimum investment:	US $1,000
Target Minimum:	US $150,000

Key Terms

Security Type:	Tiered Crowd Note (SWIFT)
Conversion discount:	20.0%
Valuation Cap:	US $ before Apr 20, 2019
	US $ before May 4, 2019
	US $ Final
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

Closing conditions:	While Osiris Media has set an overall target minimum of US $150,000 for the round, Osiris Media must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Osiris Media's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


Operations
Community Growth
Content Development
Marketing & Sales

If Maximum Amount Is Raised


Operations
Community Growth
Content Development
Marketing & Sales

Investor Perks

Investors in Osiris's campaign will receive the perks below!

$1,000 - $4,999 investment

- Osiris t-shirt, koozie and stickers

$5,000 - $9,999 investment

- Osiris t-shirt, koozie and stickers
- Shoutout on an Osiris podcast

$10,000 - $24,999 investment

- Osiris t-shirt, koozie and stickers
- Shoutout on an Osiris podcast
- Guest appearance on an Osiris podcast

$25,000 - $49,999 investment

- Osiris t-shirt, koozie and stickers
- Shoutout on an Osiris podcast
- Guest appearance on an Osiris podcast
- Osiris poster signed by Tom Marshall

$50,000 - $99,999 investment

- Osiris t-shirt, koozie and stickers
- Shoutout on an Osiris podcast
- Guest appearance on an Osiris podcast
- Osiris poster signed by Tom Marshall
- Guitar lesson with Amar Sastry of "Anatomy of a Jam"
- Happy hour with Tom Marshall and RJ Bee in New York City

$100,000+ investment

- Osiris t-shirt, koozie and stickers
- Shoutout on an Osiris podcast

- Guest appearance on an Osiris podcast

Highlights
- Osiris poster signed by Tom Marshall

Overview
- Guitar lesson with Amar Sastry of "Anatomy of a Jam"

- Dinner with Tom Marshall and RJ Bee in New York City

Product & Service

The Team is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Q&A with Founder

Term Sheet

Prior Rounds

Investor Perks

Prior Rounds The graph below illustrates the valuation cap or the pre-money valuation of Osiris Media's prior rounds by year.

Financial Discussion

Market Landscape

Data Room

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This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	
Round Size	US $50,000
Closed Date	Mar 1, 2018
Security Type	Convertible Note
Valuation Cap	US $6,000,000

Financial Discussion

Operations

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Osiris Media, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is a media company that produces podcasts.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. The Company plans to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of their business strategy. The Offering proceeds will have a beneficial effect on their liquidity, as they have approximately $3,560.09 in cash on hand as of March 29, 2019, which will be augmented by the Offering proceeds and used to execute their business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Prior Rounds

Financial Discussion

Market Landscape

Data Room

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Market Landscape



Podcast advertising spending in the United States

Our market opportunity is based on our audiences' desire to dive more deeply into topics they're passionate about, whether that's a lifelong obsession with the Grateful Dead, a newly developed affinity for craft beer, or a delightful discovery of a new band that they can't get enough of. We are aiming to be a go-to music and culture podcast network, as well as the online and offline destination for music conversation, content and commentary.

We are one of the first to market to create a podcast network and media company targeted at fans of the musical genres that we covet.

Our customer opportunity is based on the fact that although media consumption is increasing, customer engagement for brands is getting more difficult. Podcast advertising is increasing exponentially—in 2017, there was $314 million in podcast ad revenue, which was an 86% increase from 2016, according to IAB/PwC.

Podcast listeners are also more engaged than other consumers that receive advertising. For example, podcast listeners are less likely to skip ads because they don't want to miss any content. That's why the "live read" done by the host is so critical. Reportedly, 40% of people listen to entire podcasts, which gives multiple opportunities in one show for an advertiser to connect with a listener. Lastly, retention is high—according to Midroll Media, 80% of listeners could recall at least one brand advertised in a podcast episode.

As one real-world example, a Ben & Jerry's campaign that we did in the Fall of 2018 achieved a nearly 35% return on ad spend, which the client considered "very exciting" for their first foray into podcast advertising.

Lastly, we have a co-founder with a high profile in music. Tom Marshall is the primary lyricist for the band Phish, and a musician himself. His knowledge and network in the music industry has been a critical part of our growth.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The podcast market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on their business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company's cash position is relatively weak. The Company currently has only $3,560.09 in cash balances as of 03/29/2019. This equates to 3 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, initiate payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company have not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive podcast space. Additionally, the product may be in a market where customers will not have brand loyalty.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors and consultants of other companies. These other companies may have interests in conflict with the Company.

The Company does not have an employment contract in place with Randall James Bee II or Thomas Marshall, the founders. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Randall James Bee II or Thomas Marshall were to leave Osiris Media Corp., the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

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Overview
Product & Service
The Team
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The Company did not file 2017 taxes and has filed an extension for its 2018 taxes, which could subject it to penalties, fines, or interest charges, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalty and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The Company has conducted transactions with related parties. From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Thomas Marshall and RJ Bee have revenue share agreements with the Company for advertisement revenue their podcasts earn for the Company. The Company will share 70% of the revenue with these individuals under the agreements. Thomas Marshall and RJ Bee are members of the Company's management team.

The Company uses one-off, manual payment methods, such as PayPal and Venmo to disburse ad revenue. Such a process may indicate a lack of proper and effective internal controls, disclosure controls, and/or corporate governance procedures with respect to the payment of vendors and its accounting. Payments through these methods include payments to related parties. Such processes are prone to error, and may lack the necessary oversight and auditing to ensure compliance with payroll, taxation, and other regulations. If the Company fails to implement effective controls and procedures, its ability to operate could be substantially impaired.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has not filed a Form D for its previous offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	TYPE
Pitch Deck and Overview (1 file)	Folder
Product or Service (6 files)	Folder
Financials (2 files)	Folder
Fundraising Round (1 file)	Folder
Investor Agreements (2 files)	Folder
Miscellaneous (4 files)	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Osiris Media

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Osiris Media. Once Osiris Media accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Osiris Media in exchange for your securities. At that point, you will be a proud owner in Osiris Media.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Osiris Media has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Osiris Media does not plan to list these securities on a national exchange or another secondary market. At some point Osiris Media may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Osiris Media either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Highlights

Overview

Product & Service

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Q&A with Founder

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Financial Discussion

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Other General Questions

What is this page about?
This is Osiris Media's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Osiris Media's Form C. The Form C includes important details about Osiris Media's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

PROFILE MENU

EXHIBIT D

Investor Deck





This presentation contains offering materials prepared solely by Osiris Media Corp. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

OUR OPPORTUNITY

OSIRIS is creating authentic connections through music.

Today people are bombarded with content, but we believe many people are not finding authentic and intimate connections with the topics they care about. And many companies are having a harder time forming relationships with targeted consumers.

As ESPN provided passionate sports fans with a way to connect more deeply with their interests, Osiris is aiming to do the same with music and culture.

WHAT WE DO

Our products are experiences, delivered via audio podcasts, video, and interactive live events, designed to delight and inform fans.

Osiris brings people closer to the music and topics they're passionate about, whether that's the Grateful Dead, classic rock, or craft beer. We aim to:

· Create and curate audio podcasts about music and cultural topics

· Keep fans of music and live music culture up to date with video news and original series

· Design events to inspire fans by connecting them to artists they want to hear from, while engaging them in unique ways

WHERE WE CAN GO

We've built a fan base of 100,000+ with $25,000 (user acquisition cost $0.25), starting with genres with passionate fans like jam bands, indie rock, bluegrass, folk, and classic rock.

But there are passionate fans of even bigger music genres who can find authentic connections to music through Osiris.

We know that 50 million tickets were sold by the top 200 performers in 2017. If we capture the attention of 10% of these passionate music fans, we will have a community of 5 million that can generate an estimated $5+ million per year in revenue through advertising, sponsorships, and events.



EDM/Hip-Hop/
Pop/Country

Classic Rock/
Indie Rock

Folk/
Bluegrass/Jazz

Jam Bands

OUR PROGRESS

When we launched just over a year ago, we had 9 podcasts. Since then we have **grown to almost 30,** and have achieved **more than 1.7 million downloads** since we launched across the network.

We have also been...















BUILDING **AN ADVERTISER BASE**

BEN & JERRY'S

CBD VERMONT

KUSH BOTTLES®

DIAGEO

LURE

SKILLSHARE

Cash or Trade

1906

MASTERCLASS

DEVELOPING **DIVERSE AD OFFERINGS**

- Podcast live reads
- Video sponsorship
- Event branding
- Tailored social media outreach
- Email newsletters
- Branded content within podcasts
- Digital placement on JamBase, Brobible, and CashorTrade



According to **Nielsen**, podcast ads deliver up to 4.4x times better brand recall than display and other digital media ads.

"Live reads" are an effective, seamless and intimate way to get a message to an audience—the ad is read in the trusted, familiar voice of the host and integrated into the podcast.

It's less intrusive and disruptive to the listener, and sponsors get a large share of voice.

This slide represents ad offerings that Osiris Media Corp. is currently looking to pursue. Not all of these ad offerings are currently live, nor are all these ads currently generating revenue.

DELIVERING **RESULTS**

- One-month campaign to promote Ben & Jerry's ice cream flavor "It's Ice...Cream" and its partnership with the WaterWheel Foundation.
- Reached 150,000 listeners through audio podcasts and generated significant impressions on social media.
- Generated over 33% return on ad spend


BEN&JERRY'S
IT'S
ICE
CREAM
caramel
malt
ice cream

> "VERY EXCITING FOR OUR FIRST TEST OF DISCOUNT CODES ON PODCASTING SPOTS!"

Ben & Jerry's Representative

The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.







FORGING **CONTENT & MARKETING RELATIONSHIPS**

JAMBASE
GO SEE LIVE MUSIC

brobible

face value tickets
Cash or Trade.ORG

TALKHOUSE

PANTHEON

OUR AUDIENCE

76% aged 25-44

75% have at least a Bachelor's Degree

43% household income $100K+

50% listen to podcasts 4+ hours/week

2019 ROADMAP

Osiris currently has **3 product lines** with revenue streams:

PODCASTS — VIDEO — EVENTS

Our goal is to establish ourselves as a go-to destination for music conversation, content and commentary, using the power of audio podcasts, video, and live events.

OSIRIS PODCASTS FUTURE ROADMAP

- Creating original podcasts with **high-profile music and culture personalities** like Jim James and Mike Gordon and acquire podcasts focused on bands and genres with passionate fanbases—from EDM to hip hop.

- **Building a bigger advertising base** with direct outreach and partnerships

- Establishing **partnerships in media** (Rolling Stone, Pitchfork), **content distribution** (Sirius XM, Spotify), and **music** (Red Light Management)

- Exploring verticals where **advertiser and audience interest intersect** (like **cannabis** and **local music**)









This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. Osiris Media Corp. does not currently have relationships with the companies and individuals listed on this slide. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

OSIRIS VIDEO FUTURE ROADMAP

- Continuing **Couch Reports** for **Phish,** and expanding to bands like **Dead & Company, Umphrey's McGee, Disco Biscuits, Avett Brothers,** and more, with brand partnerships

- Launching **weekly music news video show**

- Creating **original Osiris video features**—like "Anatomy of a Jam"—with known personalities on topics like music analysis, band primers, interviews, record unboxing, music lessons, live music, and sketch comedy


COUCH REPORT


OSIRIS
WELCOMES
ANATOMY
OF A JAM

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

OSIRIS **EVENTS ROADMAP**

- Launching **“Evening with Osiris” series** with prominent musicians across the country, combining podcast interviews and music, with ticket sales, merchandise, and more
- Hosting more **live podcast recordings** of multiple Osiris podcasts, with ticket sales
- Bringing more **Couch Report to the fans by hosting watch parties**, with ticket sales
- Creating more **unique fan engagement opportunities** like contests and other ways for fans and artists to interact at festivals and concerts—potentially in partnership with **Spotify**





OSIRIS
media
relix
DC

This slide reflects management’s current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

OUR REVENUE MODEL


CPM-Based Advertising
Podcast Sponsorships
Content Creation for Corporate Partners
Video Advertising
Events
50%
20%
20%
5%
5%

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

COMPETITIVE **LANDSCAPE**


Music
Traditional Media
Podcast Networks
General Focus
Rolling Stone
Pitchfork
Time Inc.
N°1
JABBERJAW
INDEPENDENT TALK & ENTERTAINMENT
OSIRIS
EARWOLF
Gimlet

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

MONTHLY **GROSS REVENUE PROJECTIONS**



$160,000
$120,000
$80,000
$40,000
$0
Mar 19
May 19
Jul 19
Sep 19
Nov 19
Jan 20
Mar 20
May 20
Jul 20
Sep 20
Nov 20

These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

USE OF **FUNDS**



Marketing & Sales
Content Development
Operations
Community Growth
35%
30%
20%
15%

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

OUR TEAM



RJ Bee, Co-Founder & CEO. RJ has a background in business. As CEO, RJ is responsible for leading and growing Osiris. He brings expertise in strategic growth, HR, marketing and finance, most recently as SVP at Hattaway Communications. He channeled his lifelong passion for music into the Helping Friendly Podcast, which he co-founded in 2013.



Tom Marshall, Co-Founder & COO. Tom is the primary lyricist and songwriter for the band Phish, with many songs to his name. Tom also has a technical background and a degree in computer science, and has started and sold startups, including LyrikMachine. Tom is now a successful music podcaster, having launched Under The Scales in November 2016 and achieving more than a million downloads in the first season.

OUR ADVISORS







Steve Martocci is an entrepreneur who created, built and sold GroupMe, and has since created Splice, a platform for creating music online.

Andy Weissman, Partner at Union Square Ventures, has invested in technology and media companies for 20 years, including Tumblr, Kickstarter and Stripe.

Felicia d'Ambrosio is a co-founding partner of Federal Donuts, and has expertise in startup strategy, PR and marketing.







Andrew Sparkler is SVP at Downtown Music, brings deep networks in the music industry and is a thought leader on technology and music issues.

Chris Pandolfi has helped build one of the most successful touring bluegrass bands in America, the Infamous Stringdusters.

Macon Phillips is Chief Digital Officer of CARE USA, and started the White House's Office of Digital Strategy under President Obama.



OSIRIS

THANK YOU

EXHIBIT E

Video Transcript

Exhibit E: Video Transcript

Osiris Media Overview
https://www.youtube.com/watch?v=d-UNGsFaU8M

RJ: Hey, I'm RJ. Over the past 10 years I've built a consulting business and started a podcast about my favorite band.

TOM: And I'm Tom Marshall. I've had a 30-year career in the music industry, as a musician and a lyricist for the band Phish. And I also have a podcast about my favorite band. We put our podcasts together, and with 12 other music podcasts, we formed Osiris.

RJ: In today's media environment, we're bombarded by content, but we believe that many people are not finding authentic connections to the topics they care about. At Osiris, we are making this connection by curating music and culture podcasts for passionate fans and helping like-minded advertisers get in front of engaged customers.

Just like ESPN provided passionate sports fans with a way to connect more deeply with their interests, Osiris is doing the same thing for music and culture. With audio podcasts, video and live events, we are creating commentary and experiences for music fans to delight and inform—while helping companies connect with a difficult to reach demographic in an authentic way.

[Visuals: Osiris website, looking at all 30 of our shows; live event photos/video, Couch Report, etc.]

TOM: Now Osiris has almost 30 podcasts, and we've had over 1.7 million downloads in the past year.

This year we're developing original podcasts hosted by high-profile musicians, we're creating events that connect fans with their favorite artists, and creating videos that keep fans up to date on everything that's happening in music.

[B-roll: Tom/RJ interviewing someone else]

The podcast industry is growing in impressive ways. The recent acquisition of Gimlet Media by Spotify was one of the biggest deals in this industry to date, and shows that many big players are seeing the potential in podcasting. We believe the intimacy of the medium, combined with the growing technological advances make this a great industry to have business in right now. We just learned that monthly podcast listening made the biggest jump ever this year—now 32% of Americans are monthly podcast listeners. And advertisers also see this potential—in 2017, there was $314 million in podcast ad revenue, which was an 86% increase from 2016.

[First one is "according to Edison Research's Infinite Dial" report, second is "according to IAB/PwC" lower third text]

RJ: We've already been able to monetize this business already, through podcast advertising with advertisers like Ben & Jerry's, KushCo, and Diageo. And we have great marketing partners like CashorTrade and JamBase. We have an outstanding team and an engaged advisory board, including Andy Weissman from Union Square Ventures, Felicia D'Ambrosio of Federal Donuts, and Steve Martocci who started GroupMe and Splice.

We started Osiris by focusing on the music that we love: jam bands, bluegrass, indie rock, and classic rock. And these genres all have very passionate fan bases. But we envision this growing into something much bigger. We want to engage passionate music fans across the musical spectrum—genres like EDM to hip-hop to pop music.

TOM: We're launching this campaign to help us scale our content creation, marketing and sales, while also continuing to establish ourselves as a go-to destination for music conversation and commentary. We hope that you'll join us on this journey to create the future for music fan engagement.